# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Voyager Technologies, Inc./DE, CIK 0001788060
CUSIP: 92892B103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1225 17TH STREET, SUITE 1100, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001328785

## Reporting persons
- Senvest Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,815,648; sole dispositive power 0; shared dispositive power 2,815,648; aggregate amount beneficially owned 2,815,648 (5.4% of the class)
- Richard Mashaal: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 2,815,648; sole dispositive power 0; shared dispositive power 2,815,648; aggregate amount beneficially owned 2,815,648 (5.4% of the class)

## Item 1. Issuer
Name of issuer: Voyager Technologies, Inc./DE
Address of issuer's principal executive offices: 1225 17th Street, Suite 1100, Denver, Colorado 80202

## Item 2. Person Filing
Name of person filing:
This statement is filed by Senvest Management, LLC and Richard Mashaal, with respect to the Class A Common Stock, par value $0.0001 per share (the "Common Stock") of Voyager Technologies, Inc., a Delaware corporation (the "Company").

The reported securities are held in the account of Senvest Master Fund, LP, Senvest Technology Partners Master Fund, LP and Senvest Global (KY), LP (collectively, the "Investment Vehicles").

Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC's position as investment manager of the Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.
Address of principal business office or, if none, residence:
Senvest Management, LLC
540 Madison Avenue, 32nd Floor
New York, New York 10022

Richard Mashaal
c/o Senvest Management, LLC
540 Madison Avenue, 32nd Floor
New York, New York 10022
Citizenship:
Senvest Management, LLC - Delaware

Richard Mashaal - Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 52,445,430 shares of Common Stock reported to be outstanding as of June 12, 2025 following the completion of the Company's initial public offering and exercise in full by the underwriters of their option to purchase additional shares, as reported in the Company's prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission on June 12, 2025, and the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 12, 2025.
Percent of class: 5.4%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Investment Vehicles have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Senvest Management, LLC: /s/ Bobby Trahanas, Bobby Trahanas, Chief Compliance Officer (08/11/2025)
- Richard Mashaal: /s/ Richard Mashaal, Richard Mashaal, Individually (08/11/2025)
Comment: Exhibit 99.1: Joint Filing Agreement